Exhibit 99.3

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT JUNE 30, 2012

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

CONSOLIDATED BALANCE SHEETS

Unaudited (In millions of U.S. dollars)	Notes		June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents			$399.5	$1,051.6
Gold bullion (market value $215.4; December 31, 2011 – $210.9)	7		96.9	96.8
Receivables and other current assets	8		150.5	155.9
Inventories	9		245.9	239.1

			892.8	1,543.4

Non-current assets
Investments in associates			24.6	16.3
Mining assets	10		2,424.6	1,881.6
Exploration and evaluation assets	11		561.0	356.5
Goodwill			256.7	256.7
Other non-current assets	12		332.6	295.2

			3,599.5	2,806.3

			$4,492.3	$4,349.7

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities			$219.1	$206.0
Income and mining taxes payable			63.4	86.7
Dividends payable			54.7	47.0
Current portion of asset retirement obligations	15	(a)	5.1	6.3
Current portion of other non-current liabilities			1.5	6.6

			343.8	352.6

Non-current liabilities
Deferred income and mining tax liabilities	17		239.2	234.8
Asset retirement obligations	15	(a)	224.2	215.9
Other non-current liabilities			19.6	17.5

			483.0	468.2

			826.8	820.8

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	18		2,311.0	2,308.6
Contributed surplus			23.3	19.9
Retained earnings			1,230.0	1,104.9
Fair value reserve			41.1	41.1

			3,605.4	3,474.5
Non-controlling interests			60.1	54.4

			3,665.5	3,528.9

Commitments and contingencies	26

			$4,492.3	$4,349.7

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

CONSOLIDATED STATEMENTS OF EARNINGS

Unaudited (In millions of U.S. dollars, except per share amounts)			Three months ended June 30,		Six months ended June 30,
	Notes		2012	2011	2012	2011
Revenues			$410.6	$345.7	$814.8	$759.7

Mining costs	21		250.1	200.0	465.7	409.5
General and administrative expenses	22		13.9	11.0	26.6	23.4
Exploration and evaluation expenses			23.1	18.0	43.3	31.9
Other			1.3	0.8	1.9	1.4

Operating costs			288.4	229.8	537.5	466.2

Earnings from operations			122.2	115.9	277.3	293.5
Share of net earnings from investments in associates (net of income tax)			5.5	—	8.3	—
Finance costs	23		(1.7)	(2.0)	(4.3)	(3.7)
Foreign exchange gains (losses)			0.7	5.1	11.0	(0.2)
Interest income and derivatives and other investment gains (losses)	24		(16.7)	8.5	(2.1)	23.4

Earnings from continuing operations before income and mining taxes			110.0	127.5	290.2	313.0
Income and mining tax expenses	17		(49.1)	(47.4)	(100.3)	(90.8)

Net earnings from continuing operations			60.9	80.1	189.9	222.2
Net earnings from discontinued operations	6	(c)	—	404.4	—	424.6

Net earnings			$60.9	$484.5	$189.9	$646.8

Net earnings from continuing operations attributable to:
Equity holders of IAMGOLD Corporation			$52.9	$74.5	$172.1	$207.7
Non-controlling interests			8.0	5.6	17.8	14.5

			$60.9	$80.1	$189.9	$222.2

Net earnings attributable to:
Equity holders of IAMGOLD Corporation			$52.9	$478.9	$172.1	$632.3
Non-controlling interests			8.0	5.6	17.8	14.5

			$60.9	$484.5	$189.9	$646.8

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	19
Basic			376.1	374.9	376.0	374.2
Diluted			376.6	376.5	376.7	376.0
Earnings from continuing operations per share ($ per share)
Basic			$0.14	$0.20	$0.46	$0.56
Diluted			$0.14	$0.20	$0.46	$0.55
Earnings per share ($ per share)
Basic			$0.14	$1.28	$0.46	$1.69
Diluted			$0.14	$1.27	$0.46	$1.68

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Unaudited (In millions of U.S. dollars)			Three months ended June 30,		Six months ended June 30,
	Notes		2012	2011	2012	2011
Net earnings			$60.9	$484.5	$189.9	$646.8

Other comprehensive income (loss), net of tax
Net unrealized change in fair value of available-for-sale financial assets, net of tax	13	(a)(i)	(14.0)	(10.8)	(4.8)	5.5
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	13	(a)(i)	5.7	(0.5)	4.8	(0.8)

Total other comprehensive income (loss)			(8.3)	(11.3)	—	4.7

Comprehensive income			$52.6	$473.2	$189.9	$651.5

Comprehensive income from continuing operations			$52.6	$68.8	$189.9	$226.9
Comprehensive income from discontinued operations	6	(c)	—	404.4	—	424.6

Comprehensive income			$52.6	$473.2	$189.9	$651.5

Comprehensive income attributable to:
Equity holders of IAMGOLD Corporation			$44.6	$467.6	$172.1	$637.0
Non-controlling interests			8.0	5.6	17.8	14.5

			$52.6	$473.2	$189.9	$651.5

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to Equity Holders of IAMGOLD Corporation
Unaudited (In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non- controlling Interests	Total Equity
At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

Net earnings		—	—	172.1	—	172.1	17.8	189.9
Total other comprehensive income		—	—	—	—	—	—	—

Total comprehensive income		—	—	172.1	—	172.1	17.8	189.9

Issued shares on exercise of share-based payments	18	2.4	(0.7)	—	—	1.7	—	1.7
Share-based payments	20	—	4.1	—	—	4.1	—	4.1
Dividends		—	—	(47.0)	—	(47.0)	(12.1)	(59.1)

Total transactions with owners		2.4	3.4	(47.0)	—	(41.2)	(12.1)	(53.3)

At June 30, 2012		$2,311.0	$23.3	$1,230.0	$41.1	$3,605.4	$60.1	$3,665.5

At December 31, 2010		$2,255.5	$18.8	$383.6	$43.3	$2,701.2	$56.9	$2,758.1

Net earnings		—	—	632.3	—	632.3	14.5	646.8
Total other comprehensive income		—	—	—	4.7	4.7	—	4.7

Total comprehensive income		—	—	632.3	4.7	637.0	14.5	651.5

Issued shares, net of issue costs		34.6	—	—	—	34.6	—	34.6
Issued shares on exercise of share-based payments		7.7	(2.1)	—	—	5.6	—	5.6
Share-based payments	20	—	3.4	—	—	3.4	—	3.4
Dividends		—	—	(37.5)	—	(37.5)	(11.7)	(49.2)
Disposal of a subsidiary – La Arena project	5	—	—	—	—	—	(27.5)	(27.5)

Total transactions with owners		42.3	1.3	(37.5)	—	6.1	(39.2)	(33.1)

At June 30, 2011		$2,297.8	$20.1	$978.4	$48.0	$3,344.3	$32.2	$3,376.5

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (In millions of U.S. dollars)			Three months ended June 30,		Six months ended June 30,
	Notes		2012	2011	2012	2011
Operating activities
Net earnings from continuing operations			$60.9	$80.1	$189.9	$222.2
Adjustments for:
Finance costs	23		1.7	2.0	4.3	3.7
Depreciation, depletion and amortisation			45.2	32.3	85.7	74.5
Changes in estimates of asset retirement obligations at closed sites	15	(a)	3.6	—	0.5	—
Income and mining tax expenses			49.1	47.4	100.3	90.8
Unrealized impact of foreign exchange on cash and cash equivalents			2.5	0.8	(3.3)	(0.8)
Other non-cash items	25	(a)	15.5	(11.7)	3.1	(19.8)
Adjustments for cash items	25	(b)	(2.5)	(1.7)	(2.5)	(2.4)
Movements in non-cash working capital items and non-current ore stockpiles	25	(c)	(19.7)	(64.2)	(35.1)	(79.7)

Cash generated from operating activities			156.3	85.0	342.9	288.5
Interest paid			(0.7)	(0.9)	(1.5)	(1.6)
Income and mining taxes paid			(102.9)	(71.9)	(118.4)	(75.7)

Net cash from operating activities			52.7	12.2	223.0	211.2

Investing activities
Mining assets			(170.9)	(56.1)	(302.9)	(84.6)
Exploration and evaluation assets			(0.9)	(36.6)	(1.6)	(60.5)
Acquisition of the Côté Gold project	4		(480.4)	—	(480.4)	—
Other investing activities	25	(d)	(29.7)	(5.7)	(39.8)	(13.9)
Net cash proceeds from disposals of non-core assets	25	(e)	—	667.0	—	715.8

Net cash from (used in) investing activities			(681.9)	568.6	(824.7)	556.8

Financing activities
Issuance of shares, net of issue costs			0.2	3.8	1.7	47.0
Dividends paid			(2.1)	(2.1)	(50.9)	(33.4)
Financing costs	16		(0.2)	—	(4.5)	—

Net cash from (used in) financing activities			(2.1)	1.7	(53.7)	13.6

Impact of foreign exchange on cash and cash equivalents			(2.5)	(0.8)	3.3	0.8

Net cash used in discontinued operations	6	(d)	—	(11.7)	—	(5.7)

Increase (decrease) in cash and cash equivalents			(633.8)	570.0	(652.1)	776.7
Cash and cash equivalents, beginning of the period			1,033.3	477.5	1,051.6	270.8

Cash and cash equivalents, end of the period			$399.5	$1,047.5	$399.5	$1,047.5

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2012 AND 2011

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a limited liability company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the second quarter ended June 30, 2012, have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on August 13, 2012.

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(c)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2011.

(d)	Basis of consolidation

Subsidiaries and joint ventures related to significant properties of the Company are accounted for as follows:

Name	Property – Location	June 30, 2012	December 31, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine –Suriname	95%	95%	Consolidation
Essakane S.A.	Essakane mine –Burkina Faso	90%	90%	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Consolidation
Trelawney Mining and Exploration Acquisition Inc.[2]	Côté Gold project – Canada	100%	—	Consolidation
IAMGOLD Ecuador S.A.	Quimsacocha project –Ecuador	100%	100%	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Proportional consolidation
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Proportional consolidation

1	Division of IAMGOLD Corporation.
2	On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. which is a Canadian junior mining and exploration company that owns the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

3.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the second quarter ended June 30, 2012, and have not been applied in preparing these consolidated interim financial statements. They are summarised as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standard.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standard.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

4.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”). Trelawney is a Canadian junior mining and exploration company that owns the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million. Transaction costs were $6.2 million and cash and cash equivalents acquired were $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as available-for-sale marketable securities. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. This acquisition does not meet the definition of a business combination as the primary asset (Côté Gold project) is an exploration stage property with inferred resources. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed
Current assets	$4.8
Mining assets	7.6
Exploration and evaluation assets	532.7
Other non-current assets	0.8
Current liabilities	(2.6)
Asset retirement obligations	(0.4)
Other non-current liabilities	(0.3)

$542.6

Consideration paid
Cash payment	$538.3
Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	480.4
Accrued transaction costs	5.3
Initial private placement investment	56.9

$542.6

5.	DIVESTITURES

La Arena project

On February 9, 2011, IAMGOLD sold to Rio Alto Mining Limited all of the outstanding shares of La Arena S.A. (the La Arena project in Peru) for a cash payment of $48.8 million resulting in an after-tax gain of $10.5 million.

6.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667.0 million and recorded an after-tax gain on this sale of $402.6 million in the second quarter 2011. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income tax) during the third quarter 2011. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million.

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations attributable to equity holders of IAMGOLD in the consolidated statements of earnings.

	Three months ended June 30, 2011	Six months ended June 30, 2011
Tarkwa and Damang mines
Share of earnings from investments in associates	$—	$21.0
Gain on sale of investments in associates	402.6	402.6

Net earnings from the Tarkwa and Damang mines	402.6	423.6

Mupane mine
Revenues	19.3	37.7
Mining costs	(14.9)	(35.8)
Derivative loss on gold hedging contracts	(2.6)	(0.9)

Net earnings from the Mupane mine	1.8	1.0

	$404.4	$424.6

(d)	Net cash used in discontinued operations

	Three months ended June 30, 2011	Six months ended June 30, 2011
Cash flow from (used in):
Operating activities	$3.5	$10.4
Investing activities	(2.7)	(3.6)

Net cash from discontinued operations	0.8	6.8
Cash and cash equivalents held for sale	(12.5)	(12.5)

	$(11.7)	$(5.7)

7.	GOLD BULLION

			June 30, 2012	December 31, 2011
Ounces held	(oz	)	134,738	134,636
Weighted average acquisition cost	($/oz	)	$720.0	$719.0
Acquisition cost	($ millions	)	$96.9	$96.8
End of period spot price for gold	($/oz	)	$1,599.0	$1,566.0
End of period market value	($ millions	)	$215.4	$210.9

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

8.	RECEIVABLES AND OTHER CURRENT ASSETS

	June 30, 2012	December 31, 2011
Gold trade receivables	$15.6	$24.0
Settlement receivables from sales of niobium	19.0	19.2
Receivables from governments[1]	61.6	49.9
Royalty receivable	1.8	1.9
Other receivables	12.2	14.7

	110.2	109.7
Derivatives	2.8	4.6
Marketable securities – current portion	18.5	24.3
Warrants – current portion	2.5	—
Prepaid expenses	16.5	17.3

	$150.5	$155.9

1	Receivables from governments related to taxes, mineral rights and exploration tax credits.

9.	INVENTORIES

	June 30, 2012	December 31, 2011
Finished goods:
Gold production inventories	$45.3	$38.7
Niobium production inventories	11.8	12.1
Gold in process	9.0	13.3
Ore stockpiles	10.1	16.5
Mine supplies	169.7	158.5

	245.9	239.1
Ore stockpiles included in other non-current assets	142.2	111.3

	$388.1	$350.4

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated costs to complete processing and sell finished goods. In the second quarter 2012, a write-down of Yatela gold in process inventory to net realizable value amounted to $4.1 million (six months ended June 30, 2012 – $7.7 million). There were no write-downs in the first six months of 2011. The amount of inventories recognised as an expense during the period is disclosed in note 21.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

10.	MINING ASSETS

	Mine and other construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost
As at December 31, 2010	$42.4	$1,737.0	$1,156.8	$2,936.2
Additions – continuing operations	96.1	70.1	78.8	245.0
Additions – discontinued operations	1.2	2.2	0.9	4.3
Change in asset retirement obligations	—	22.7	—	22.7
Disposals – continuing operations	—	(0.2)	(12.0)	(12.2)
Disposals – discontinued operations	(2.6)	(55.6)	(46.3)	(104.5)
Transfer within mining assets	(38.0)	28.7	9.3	—
Other	—	—	3.1	3.1

As at December 31, 2011	99.1	1,804.9	1,190.6	3,094.6
Additions	155.5	58.4	67.9	281.8
Acquisition of the Côté Gold project	—	—	7.6	7.6
Change in asset retirement obligations	—	6.7	—	6.7
Disposals	—	—	(3.7)	(3.7)
Transfer[1]	329.6	—	—	329.6
Transfer within mining assets	(50.9)	5.4	45.5	—
Other	—	—	1.4	1.4

As at June 30, 2012	$533.3	$1,875.4	$1,309.3	$3,718.0

Accumulated depreciation
As at December 31, 2010	$—	$731.4	$416.1	$1,147.5
Depreciation expense – continuing operations	—	71.7	78.6	150.3
Depreciation expense – discontinued operations	—	1.5	2.1	3.6
Disposals – continuing operations	—	(0.2)	(8.6)	(8.8)
Disposals – discontinued operations	—	(44.9)	(37.1)	(82.0)
Other	—	2.4	—	2.4

As at December 31, 2011	—	761.9	451.1	1,213.0
Depreciation expense	—	39.4	43.5	82.9
Disposals	—	—	(3.0)	(3.0)
Other	—	—	0.5	0.5

As at June 30, 2012	$—	$801.3	$492.1	$1,293.4

Net book value as at December 31, 2011	$99.1	$1,043.0	$739.5	$1,881.6

Net book value as at June 30 2012	$533.3	$1,074.1	$817.2	$2,424.6

1	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mine and other construction in progress costs within mining assets. During the first quarter 2012, capitalised costs of the Westwood project were transferred from exploration and evaluation assets to mining assets.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

11.	EXPLORATION AND EVALUATION ASSETS

	June 30, 2012	December 31, 2011
Canada – Côté Gold project	$532.7	$—
Canada – Westwood project	—	329.6
Ecuador – Quimsacocha project	28.3	26.9

	$561.0	$356.5

At December 31, 2010		$306.2
Exploration and evaluation expenditures		122.9
Transfers to mining assets		(1.5)
Disposal of the La Arena project		(71.1)

At December 31, 2011		356.5
Exploration and evaluation expenditures		1.4
Acquisition of the Côté Gold project		532.7
Transfers to mining assets[1]		(329.6)

At June 30, 2012		$561.0

1	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mine and other construction in progress costs within mining assets. During the first quarter 2012, capitalised costs of the Westwood project were transferred from exploration and evaluation assets to mining assets.

Exploration and evaluation expenses in the consolidated statements of earnings amounted to $23.1 million in the second quarter 2012 ($43.3 million during the first six months of 2012) compared to $18.0 million during the second quarter 2011 ($31.9 million during the first six months of 2011).

12.	OTHER NON-CURRENT ASSETS

	June 30, 2012	December 31, 2011
Receivables from governments[1]	$17.6	$11.3
Marketable securities – non-current portion	77.2	93.8
Warrants held as investments – non-current portion	1.1	10.1
Royalty interests	20.0	21.2
Ore stockpiles – non-current portion	142.2	111.3
Prepayment amounts on non-current assets	48.2	27.1
Other	26.3	20.4

	$332.6	$295.2

1	Receivables from governments related to taxes, mineral rights and exploration tax credits.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

13.	FINANCIAL INSTRUMENTS

	June 30, 2012		December 31, 2011
Financial assets (liabilities)	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$399.5	$399.5	$1,051.6	$1,051.6
Receivables[1]	110.2	110.2	109.7	109.7
Derivatives – Currency contracts	2.7	2.7	0.1	0.1
Derivatives – Currency contracts	—	—	(4.6)	(4.6)
Derivatives – Oil contracts	1.7	1.7	4.6	4.6
Derivatives – Aluminum contracts	(0.8)	(0.8)	(0.8)	(0.8)
Marketable securities	95.7	95.7	118.1	118.1
Warrants held as investments	3.6	3.6	10.1	10.1
Accounts payable and accrued liabilities	(219.1)	(219.1)	(206.0)	(206.0)

1	Included in current assets.

(a)	Available-for-sale financial assets and derivatives

(i) Marketable securities and warrants held as investments, and market price risk

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale marketable security has been recognized in other comprehensive income (“OCI”) and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statements of earnings.

Once an available-for-sale marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognised in the consolidated statements of earnings. If the fair value of a previously impaired available-for-sale marketable security subsequently recovers, the unrealized gain is recorded in OCI. Previously recorded impairment losses are not subject to reversal through the consolidated statements of earnings.

		Three months ended June 30,		Six months ended June 30,
Movement in fair value reserve	Notes	2012	2011	2012	2011
Net unrealized change in fair value of available-for-sale financial assets:
Unrealized gain (loss)		$(16.2)	$(11.9)	$(5.7)	$7.7
Income and mining tax impact		2.2	1.1	0.9	(2.2)

		(14.0)	(10.8)	(4.8)	5.5

Net realized change in fair value of available-for-sale financial assets and impairment:
Gain on sale	24	(3.7)	(0.6)	(9.3)	(0.9)
Impairment loss		10.3	—	14.9	—
Income and mining tax impact		(0.9)	0.1	(0.8)	0.1

		5.7	(0.5)	4.8	(0.8)

		$(8.3)	$(11.3)	$—	$4.7

The Company has share purchase warrants held as investments. An unrealized loss of $3.0 million related to the change in the fair value of these warrants held as investments was recorded in the consolidated statement of earnings in the second quarter 2012 ($1.6 million during the first six months of 2012) compared to a loss of $0.7 million during the second quarter 2011 (gain of $2.1 million during the first six months of 2011).

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

(ii) Currency exchange rate risk

At June 30, 2012, the Company had outstanding contracts which did not qualify for hedge accounting for:

•

Forward and option contracts for C$522.0 million ($516.1 million) hedging approximately 41% of its planned exposure to the Canadian dollar for the remainder of 2012 and 54% in 2013. Contract rates range from C$0.97/$ to C$1.07/$.

•

Forward and option contracts for €186.0 million ($229.5 million) hedging approximately 46% of its planned exposure to the Euro for the remainder of 2012 and 47% in 2013. Contract rates range from $1.18/€ to $1.35/€.

•	Forward contracts for ZAR 23.1 million ($2.6 million), hedging 100% of its planned exposure to the South African Rand for the remainder of 2012, at an average rate of ZAR 8.75/$.

The fair value at June 30, 2012 was included in current and non-current assets.

Fair value	June 30, 2012	December 31, 2011
Canadian dollar (C$)	$1.7	$(4.3)
Euro (€)	0.9	(0.3)
South African Rand (ZAR)	0.1	0.1

	$2.7	$(4.5)

Fair value adjustments (unrealized gain on contracts) and a realized loss on deliveries were recognized and recorded in derivative gain (loss).

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Unrealized gain on contracts	$0.7	$1.7	$7.3	$1.7
Realized loss	(1.7)	—	(1.9)	—

	$(1.0)	$1.7	$5.4	$1.7

(iii) Oil contracts and fuel market price risk

At June 30, 2012, the Company had outstanding option contracts, which did not qualify for hedge accounting, covering approximately 57% of its estimated fuel exposure for the remainder of 2012 and approximately 60% in 2013. Contract prices range from $70 to $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value at June 30, 2012 was included in current and non-current assets.

Fair value	Number of Barrels	June 30, 2012	December 31, 2011
Crude oil option contracts	864,600	$1.7	$4.4
Heating oil option contracts	—	—	0.2

	864,600	$1.7	$4.6

Changes in fair values and a realized gain (loss) resulted in a derivative gain (loss).

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Unrealized gain (loss) on contracts	$(2.8)	$0.6	$(1.9)	$0.6
Realized gain (loss)	(0.1)	—	0.4	—

	$(2.9)	$0.6	$(1.5)	$0.6

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

(iv) Aluminum contracts and market price risk

At June 30, 2012, the Company had outstanding swap contracts, which did not qualify for hedge accounting, hedging approximately 72% of its planned aluminum exposure for the remainder of 2012 and approximately 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at June 30, 2012 was included in other current liabilities for the contracts expiring within 12 months and in other non-current liabilities for the other contracts. The valuation of these contracts was based on an average aluminum contract price between $2,146 per metric tonne and $2,209 per metric tonne for the 2012 and 2013 consumption.

Fair value	Number of metric tonnes	June 30, 2012	December 31, 2011
Aluminum contracts	3,700	$(0.8)	$(0.8)

Changes in fair values and a realized gain (loss) resulted in a derivative gain (loss) as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Unrealized loss on contracts	$(0.7)	$(0.1)	$—	$—
Realized gain (loss)	(0.3)	0.1	(0.5)	0.1

	$(1.0)	$—	$(0.5)	$0.1

(b)	Derivative gain (loss)

The derivative gain (loss) is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Unrealized change in fair value of:
Derivative – Currency contracts	$0.7	$1.7	$7.3	$1.7
Derivative – Oil contracts	(2.8)	0.6	(1.9)	0.6
Derivative – Aluminum contracts	(0.7)	(0.1)	—	—
Other (warrants held as investments and embedded derivatives)	(3.0)	(0.8)	(1.6)	2.0

Unrealized derivative gain (loss)	(5.8)	1.4	3.8	4.3

Realized gain (loss) on:
Derivative – Currency contracts	(1.7)	—	(1.9)	—
Derivative – Oil contracts	(0.1)	—	0.4	—
Derivative – Aluminum contracts	(0.3)	0.1	(0.5)	0.1

Realized derivative gain (loss)	(2.1)	0.1	(2.0)	0.1

	$(7.9)	$1.5	$1.8	$4.4

14.	CAPITAL MANAGEMENT

	June 30, 2012	December 31, 2011
Cash and cash equivalents	$399.5	$1,051.6
Gold bullion at market value	$215.4	$210.9
Common shares	$2,311.0	$2,308.6

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

At June 30, 2012, the Company’s cash and cash equivalents, and gold bullion position valued at the quarter-end gold market price, was $614.9 million (December 31, 2011 – $1,262.5 million). This decrease was mainly due to the acquisition of the Côté Gold project, capital expenditures related to mining assets and exploration and evaluation assets, the payment of dividends and the acquisition of investments, offset partially by net cash generated from operating activities.

In February 2012, the Company amended its credit facility agreement (note 16). IAMGOLD has a short form base shelf prospectus qualifying the distribution of securities of up to $1 billion (filed in July 2011).

In January 2012, the Company paid the 2011 semi-annual dividend of $0.125 per share totaling $47.0 million. In June 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share payable on July 13, 2012 of $47.0 million. Dividends payable at the end of June 2012 also include additional dividends of $7.7 million related to subsidiaries’ dividends to non-controlling interests. In the second quarter 2012, additional dividends paid of $2.1 million (first six months of 2012 – $3.9 million) were related to subsidiaries’ dividends to non-controlling interests.

15.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

2012
Balance, December 31, 2011	$222.2
Acquisition of the Côté Gold project	0.4
Revision in estimated discount rates:
Capitalized in mining assets	6.7
Expensed in mining costs (related to closed sites)	0.5
Accretion expense[1]	0.8
Disbursements	(1.3)

Balance, June 30, 2012	229.3
Less current portion	(5.1)

Non-current portion	$224.2

1	Included in finance costs.

At June 30, 2012, the Company had letters of credit in the amount of $66.1 million to guarantee asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligations was the result of Quebec, Canada regulators accepting a revised asset retirement plan. The Company also has cash legally restricted of $2.8 million included in other non-current assets for the purposes of settling asset retirement obligations.

(b)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company is subject to various litigation actions. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements considered probable. At June 30, 2012, the Company does not have any material provisions for litigation claims.

16.	CREDIT FACILITY

On February 22, 2012, the Company amended and increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The amended credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

On February 22, 2012, the Company amended and increased its $50.0 million revolving facility for the issuance of letters of credit to $75.0 million. The amended revolving credit facility provides for a fixed interest rate charge of 0.25% per annum on utilized amounts and standby fees of 0.06% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this credit facility is April 22, 2013 with a provision to extend the maturity date for a period of one year. At June 30, 2012, the Company had letters of credit in the amount of $66.1 million to guarantee certain asset retirement obligations compared to $17.9 million at December 31, 2011.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and base rate advances, which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

At June 30, 2012 and December 31, 2011, no funds were drawn against these credit facilities. The Company has complied with its credit facility covenants as of June 30, 2012.

Credit facility issue costs

Credit facility issue costs of $4.5 million are capitalized in other non-current assets. Amortisation is calculated on a straight-line basis over the term of the credit facility. The remaining capitalised issue costs related to the old credit facilities of $1.2 million were expensed and included in finance costs. The carrying amount of credit facilities issue costs at June 30, 2012 was $4.2 million.

17.	INCOME AND MINING TAXES

The Company estimates the effective income and mining tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.

The effective income and mining tax rate varies from combined Canadian federal and provincial statutory income tax rate of 34% for the second quarter ended June 30, 2012 (34% for the first six months of 2012), and 33% for the second quarter ended June 30, 2011 (33% for the first six months of 2011), due to changes in exchange rates for foreign currency, the non-recognition of losses and other discrete items.

18.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

			Number of shares
	Notes		2012	2011
Outstanding, December 31			375,918,655	372,849,289
Issuance of flow-through shares			—	1,700,000
Exercise of options	20	(a)	184,125	535,904
Release of restricted share units and performance share units	20	(b)	20,625	49,709

Outstanding, June 30			376,123,405	375,134,902

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

19.	EARNINGS PER SHARE

Basic earnings per share computation

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Numerator:
Net earnings from continuing operations attributable to equity holders of IAMGOLD	$52.9	$74.5	$172.1	$207.7
Net earnings attributable to equity holders of IAMGOLD	$52.9	$478.9	$172.1	$632.3

Denominator:
Weighted average number of common shares (basic)	376,089,577	374,893,521	376,029,239	374,249,523

Basic earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$0.20	$0.46	$0.56
Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$1.28	$0.46	$1.69

Diluted earnings per share computation

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Denominator:
Weighted average number of common shares (basic)	376,089,577	374,893,521	376,029,239	374,249,523
Dilutive effect of employee share options	376,734	1,545,051	552,616	1,696,102
Dilutive effect of employee restricted share units	141,667	83,805	148,688	84,401
Dilutive effect of employees performance share units	—	4,341	—	2,660

Weighted average number of common shares (diluted)	376,607,978	376,526,718	376,730,543	376,032,686

Diluted earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$0.20	$0.46	$0.55
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.14	$1.27	$0.46	$1.68

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Share options	3,071,712	258,121	3,057,412	224,621
Performance share units	217,843	—	217,843	—
Restricted share units	207,140	—	—	—

	3,496,695	258,121	3,275,255	224,621

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

20.	SHARE-BASED PAYMENTS

The amount of share-based payments is recorded in general and administrative expenses.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Share option plan	$1.3	$1.3	$2.4	$2.7
Share bonus plan	0.2	0.1	0.4	0.2
Deferred share plan	0.8	0.3	1.3	0.5

	$2.3	$1.7	$4.1	$3.4

(a)	Share option plan

At June 30, 2012, the total number of shares reserved for the grants of share options was 20,257,401. At June 30, 2012, the shares that remained in reserve were 6,931,896 of which 4,537,667 were outstanding and 2,394,229 were unallocated.

	Options	Weighted Average Exercise Price (C$)[1]
Outstanding, December 31, 2011	3,542,646	$13.25
Granted	1,280,535	13.42
Exercised	(184,125)	9.31
Forfeited	(101,389)	13.06

Outstanding, June 30, 2012	4,537,667	$13.46

Exercisable, June 30, 2012	2,207,696	$11.69

1	All exercise prices are denominated in Canadian dollars. At June 30, 2012, the exchange rate between U.S. dollar and Canadian dollar was C$1.0165/U.S.$.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in the first six months of 2012. The estimated fair value of the options is expensed over their vesting period of five years.

Six months ended June 30, 2012	Share option
Weighted average risk-free interest rate	2%
Weighted average expected volatility[1]	45%
Weighted expected dividend yield	1.86%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$4.63
Weighted average share price at grant date (C$ per share)	$13.39
Weighted average exercise price (C$ per share)	$13.42

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

i. Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. In 2012, the Company’s Board of Directors approved a reallocation of 140,511 common shares from the share purchase plan reserve to the share bonus plan reserve. At June 30, 2012, the shares that remained in reserve were 448,814 of which 168,622 were outstanding and 280,192 are unallocated.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

A summary of the status of the Company’s restricted share units issued to employees under the share bonus plan reserve and changes during the first six months of 2012 is presented below.

Outstanding, December 31, 2011	182,259
Forfeited	(13,637)

Outstanding, June 30, 2012	168,622

During the first six months of 2012, no restricted share units were issued to directors under the share bonus plan reserve.

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. In 2012, the Company’s Board of Directors approved a reallocation of 859,489 common shares from the share purchase plan reserve to the deferred share plan reserve. In addition, the Company’s shareholders approved an increase of 1,000,000 common shares in the deferred share plan reserve. At June 30, 2012, the shares that remained in reserve were 2,241,291 of which 819,154 are outstanding and 1,422,137 are unallocated.

Restricted share units

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the first six months of 2012 is presented below.

Outstanding, December 31, 2011	246,103
Granted	415,855
Issued	(20,625)
Forfeited	(40,022)

Outstanding, June 30, 2012	601,311

Performance share units

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the first six months of 2012 is presented below.

Outstanding, December 31, 2011	62,438
Granted	156,287
Forfeited	(882)

Outstanding, June 30, 2012	217,843

ii. Summary of Awards

Restricted share units

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted in the first six months of 2012. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30, 2012	Restricted share units
Risk-free interest rate	1%
Expected volatility[1]	42%
Dividend yield	1.9%
Weighted average expected life of units issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	$12.48
Weighted average share price at grant date (C$ per share)	$13.18
Model used	Black-Scholes

1	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

Performance share units

The following are the weighted average inputs to the model used in determining fair value for performance share units granted in the first six months of 2012. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30, 2012	Performance share units
Risk-free interest rate	1%
Expected volatility[1]	42%
Weighted average expected life of units issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	$10.92
Weighted average share price at grant date (C$ per share)	$13.67
Model used	Monte Carlo

1	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

21.	MINING COSTS

Mining costs include but are not limited to mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs, depreciation, depletion and amortisation, and changes in estimates of asset retirement obligations at closed sites.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Operating costs – mines	$191.6	$180.5	$369.1	$338.4
Royalties	18.9	17.4	38.9	35.7

Total operating costs – mines	210.5	197.9	408.0	374.1
Inventory movements	(8.6)	(29.6)	(27.3)	(38.1)

Mining costs[1]	201.9	168.3	380.7	336.0
Depreciation, depletion and amortisation	44.6	31.7	84.5	73.5
Changes in estimates of asset retirement obligations at closed sites	3.6	—	0.5	—

	$250.1	$200.0	$465.7	$409.5

1	Excluding depreciation, depletion and amortisation and changes in estimates of asset retirement obligations at closed sites.

22.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Salaries	$6.8	$4.6	$11.5	$9.9
Director fees and expenses	0.5	0.3	1.2	0.6
Professional and consulting fees	2.2	1.9	4.4	4.3
Other administration costs	1.5	1.9	4.2	4.2

	11.0	8.7	21.3	19.0
Share-based payments	2.3	1.7	4.1	3.4
Depreciation	0.6	0.6	1.2	1.0

	$13.9	$11.0	$26.6	$23.4

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

23.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Credit facility fees	$1.2	$1.0	$2.2	$1.9
Accretion expense	0.5	0.9	0.8	1.7
Other	—	0.1	1.3	0.1

	$1.7	$2.0	$4.3	$3.7

24.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest income	$0.8	$0.1	$1.9	$0.1
Gain on sale of gold bullion	—	1.4	—	1.4
Gain on sale of marketable securities	3.7	0.6	9.3	0.9
Impairment of marketable securities	(14.9)	—	(19.5)	—
Gain (loss) on sale of assets	(0.1)	1.1	2.2	1.3
Gain on sale of the La Arena project	—	—	—	10.5
Derivative gain (loss)	(7.9)	1.5	1.8	4.4
Amortisation of gain related to flow-through shares	—	3.5	—	4.3
Other	1.7	0.3	2.2	0.5

	$(16.7)	$8.5	$(2.1)	$23.4

25.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Share-based payments	$2.3	$1.7	$4.1	$3.4
Gain on sale of marketable securities	(3.7)	(0.6)	(9.3)	(0.9)
Impairment of marketable securities	14.9	—	19.5	—
Loss (gain) on sale of assets	0.1	(1.1)	(2.2)	(1.3)
Gain on sale of the La Arena project	—	—	—	(10.5)
Derivative loss (gain)	7.9	(1.5)	(1.8)	(4.4)
Amortisation of gain related to flow-through shares	—	(3.5)	—	(4.3)
Unrealized foreign exchange loss and other	(0.5)	(6.7)	1.1	(1.8)
Share of net earnings from investments in associates (net of income tax)	(5.5)	—	(8.3)	—

	$15.5	$(11.7)	$3.1	$(19.8)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

(b)	Adjustments for cash items within operating activities

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Disbursement related to asset retirement obligations	$(0.7)	$(0.5)	$(1.3)	$(1.0)
Settlement of derivatives	(1.7)	(1.1)	(0.9)	(1.1)
Other	(0.1)	(0.1)	(0.3)	(0.3)

	$(2.5)	$(1.7)	$(2.5)	$(2.4)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Receivables and other current assets	$(12.7)	$(9.6)	$7.9	$(9.9)
Inventories and non-current ore stockpiles	(15.3)	(46.3)	(37.7)	(63.1)
Accounts payable and accrued liabilities	8.3	(8.3)	(5.3)	(6.7)

	$(19.7)	$(64.2)	$(35.1)	$(79.7)

(d)	Other investing activities

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Acquisition of investments	$(30.8)	$(10.6)	$(46.3)	$(15.8)
Proceeds from sale of investments	2.8	—	10.2	0.7
Restricted cash	—	2.2	(1.2)	(1.2)
Net disposal (acquisition) of other assets	(1.7)	2.7	(2.5)	2.4

	$(29.7)	$(5.7)	$(39.8)	$(13.9)

(e)	Net proceeds from disposals of non-core assets

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Disposal of the La Arena project	$—	$—	$—	$48.8
Disposal of the Tarkwa and Damang mines	—	667.0	—	667.0

	$—	$667.0	$—	$715.8

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

	June 30, 2012	December 31, 2011
Capital commitments (excluding those related to joint ventures)
Capital expenditures obligations	$126.4	$68.0
Purchase obligations	74.6	105.4
Operating leases	11.6	7.2
Capital commitments related to joint ventures (IAMGOLD share)
Capital expenditures obligations	4.0	4.4
Purchase obligations	30.1	31.9

	$246.7	$216.9

(b)	Capital commitments – Payments due by period

	Payments Due by Period
At June 30, 2012	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
Capital expenditures obligations	$130.4	$129.5	$0.9	$—	$—
Purchase obligations	104.7	95.6	5.4	3.7	—
Operating leases	11.6	6.0	3.9	1.7	—

	$246.7	$231.1	$10.2	$5.4	$—

27.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in the first six months of 2012 and 2011.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

28.	SEGMENTED INFORMATION

Three months ended June 30, 2012

	Consolidated statements of earnings information
	Revenues	Mining costs[1]	Depreciation, depletion and amortisation	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures[2]
Gold Mines
Suriname	$171.1	$75.8	$12.3	$—	$2.5	$—	$80.5	$48.1
Burkina Faso	137.1	50.7	21.4	—	0.6	—	64.4	47.3
Canada	5.5	5.6	0.1	0.1	1.0	—	(1.3)	46.3
Mali	46.1	40.6	4.4	—	1.0	—	0.1	9.9

Total Gold Mines	359.8	172.7	38.2	0.1	5.1	—	143.7	151.6
Niobium	48.4	31.1	4.7	0.2	—	—	12.4	19.6
Exploration and Evaluation	—	0.4	—	0.2	17.6	—	(18.2)	0.6
Corporate[3]	2.4	1.3	1.7	13.4	0.4	1.3	(15.7)	—

	$410.6	$205.5	$44.6	$13.9	$23.1	$1.3	$122.2	$171.8

Three months ended June 30, 2011

	Consolidated statements of earnings information
	Revenues	Mining costs[1]	Depreciation, depletion and amortisation	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures[2]
Gold Mines
Suriname	$132.6	$60.2	$11.4	$—	$2.0	$—	$59.0	$18.1
Burkina Faso	104.0	42.1	12.5	—	1.9	—	47.5	22.5
Canada	1.5	3.2	—	0.3	1.7	—	(3.7)	36.6
Mali	55.8	30.9	1.1	—	1.2	—	22.6	2.2

Total Gold Mines	293.9	136.4	25.0	0.3	6.8	—	125.4	79.4
Niobium	48.1	31.3	4.5	0.3	—	—	12.0	12.5
Exploration and Evaluation	—	—	—	0.2	11.2	—	(11.4)	0.8
Corporate[3]	3.7	0.6	2.2	10.2	—	0.8	(10.1)	—

	$345.7	$168.3	$31.7	$11.0	$18.0	$0.8	$115.9	$92.7

1	Excluding depreciation, depletion and amortisation.
2	Expenditures for mining assets and capitalized exploration and evaluation.
3	Includes royalty interests and the investment in associates (Galane).

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

Six months ended June 30, 2012

	Consolidated statements of earnings information
	Revenues	Mining costs[1]	Depreciation, depletion and amortisation	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures[2]
Gold Mines
Suriname	$319.6	$132.1	$24.8	$—	$5.1	$—	$157.6	$70.2
Burkina Faso	286.7	101.7	39.6	—	1.3	—	144.1	88.4
Canada	11.7	5.9	0.2	(0.3)	2.2	—	3.7	85.6
Mali	96.2	77.9	6.9	—	1.7	—	9.7	24.1

Total Gold Mines	714.2	317.6	71.5	(0.3)	10.3	—	315.1	268.3
Niobium	96.8	60.9	9.4	0.3	—	0.1	26.1	34.5
Exploration and Evaluation	—	0.6	—	0.4	32.6	—	(33.6)	1.3
Corporate[3]	3.8	2.1	3.6	26.2	0.4	1.8	(30.3)	0.4

	$814.8	$381.2	$84.5	$26.6	$43.3	$1.9	$277.3	$304.5

Six months ended June 30, 2011

	Consolidated statements of earnings information
	Revenues	Mining costs[1]	Depreciation, depletion and amortisation	General and administrative	Exploration	Other	Earnings (loss) from operations	Capital expenditures[2]
Gold Mines
Suriname	$278.6	$115.5	$25.6	$—	$3.6	$—	$133.9	$25.7
Burkina Faso	265.8	92.6	31.9	—	1.9	—	139.4	31.7
Canada	15.1	10.2	—	0.4	4.1	—	0.4	59.8
Mali	106.9	61.8	2.2	—	2.0	—	40.9	3.2

Total Gold Mines	666.4	280.1	59.7	0.4	11.6	—	314.6	120.4
Niobium	87.7	55.0	9.7	0.5	—	—	22.5	23.1
Exploration and Evaluation	—	—	—	0.3	20.3	—	(20.6)	1.6
Corporate[3]	5.6	0.9	4.1	22.2	—	1.4	(23.0)	—

	$759.7	$336.0	$73.5	$23.4	$31.9	$1.4	$293.5	$145.1

1	Excluding depreciation, depletion and amortisation.
2	Expenditures for mining assets and capitalized exploration and evaluation.
3	Includes royalty interests and the investment in associates (Galane).

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012

	June 30, 2012			December 31, 2011
	Total non-current assets	Total assets	Total liabilities	Total non-current assets	Total assets	Total liabilities
Gold Mines
Suriname	$688.3	$865.8	$257.7	$633.7	$833.4	$237.8
Burkina Faso	840.0	1,063.5	140.7	787.2	954.5	139.8
Canada	673.3	686.5	140.3	493.0	532.3	131.8
Mali	131.7	208.9	89.8	109.6	182.7	92.9

Total Gold Mines	2,333.3	2,824.7	628.5	2,023.5	2,502.9	602.3
Niobium	450.6	504.4	147.3	423.6	476.7	145.3
Exploration and Evaluation	578.0	653.0	14.5	31.8	45.4	6.9
Corporate	237.6	510.2	36.5	327.4	1,324.7	66.3

Total	$3,599.5	$4,492.3	$826.8	$2,806.3	$4,349.7	$820.8

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2012